UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Giga-tronics Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

375175106

(CUSIP Number)

Milton C, Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,880,128 (1)
	8	SHARED VOTING POWER 14,900 (2)
	9	SOLE DISPOSITIVE POWER 6,880,128 (1)
	10	SHARED DISPOSITIVE POWER 14,900 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.7%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 2,920,085 shares of common stock and (ii) 3,960,043 shares of common stock issuable upon conversion of 514.8 shares of Series F Convertible Preferred Stock (the “Series F Preferred”). This excludes 1,307,692 shares of common stock potentially issuable upon conversion of a $4,250,000 principal face amount senior secured convertible promissory note (the “Note”). BitNile may not convert the Note, and the Issuer cannot effect any conversion of the Note in the event that such conversion would result in BitNile beneficially owning shares of common stock in excess of 4.99% of the Issuer’s common stock (the “Beneficial Ownership Limitation”).

(2)	Represents shares of common stock held by Digital Power Lending, LLC.

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS Digital Power Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,895,028 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,895,028 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.7%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 14,900 shares of common stock held by Digital Power Lending, LLC, (ii) 2,920,085 shares of common stock held by BitNile Holdings, Inc., and (iii) 3,960,043 shares of common stock issuable upon conversion of 514.8 shares of Series F Preferred held by BitNile Holdings, Inc. This excludes 1,307,692 shares of common stock potentially issuable upon conversion of the Note. BitNile may not convert the Note, and the Issuer cannot effect any conversion of the Note in the event that such conversion would result in BitNile beneficially owning shares of common stock in excess of the Beneficial Ownership Limitation.

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS William B. Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS Robert O. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS Jeffrey A. Bentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 375175106

1	NAME OF REPORTING PERSONS Jonathan R. Read
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,705 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,705 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 49,974 shares of common stock issuable upon vested restricted stock units and (ii) 202,731 shares of common stock underlying stock options currently exercisable or exercisable within 60 days.

CUSIP No. 375175106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Giga-tronics Incorporated, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5990 Gleason Drive, Dublin, CA 94568.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	BitNile Holdings, Inc., a Delaware corporation (“BitNile”), with respect to the Shares directly owned by it and beneficially owned by it through its subsidiary Digital Power Lending, LLC, a California limited liability company (“DP Lending”);

(ii)	DP Lending with respect to the Shares directly and beneficially owned by it;

(iii)	Milton C. Ault, III, Founder and Executive Chairman of BitNile;

(iv)	William B. Horne, Chief Executive Officer and member of the Board of Directors of BitNile and a member of the Board of Directors of the Issuer;

(v)	Robert O. Smith, member of the Board of Directors of BitNile and the Issuer;

(vi)	Jeffrey A. Bentz, member of the Board of Directors of BitNile and the Issuer; and

(vii)	Jonathan R. Read, Chief Executive Officer and member of the Board of Directors of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of DP Lending. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)        The principal business address of BitNile is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of DP Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.  The principal business address of Messrs. Ault, Horne, Smith and Bentz is c/o BitNile Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Read is c/o Giga-tronics Incorporated, 5990 Gleason Drive, Dublin, CA 94568.

CUSIP No. 375175106

(c)        BitNile is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile Holdings owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including oil exploration, defense/aerospace, industrial, automotive, medical/biopharma, karaoke audio equipment, hotel operations and textiles. The principal business of DP Lending is extending credit to select entrepreneurial businesses. The principal occupation of Mr. Ault is serving as the Executive Chairman of BitNile. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of BitNile. The principal occupation of Mr. Smith is serving as a C-level executive consultant. The principal occupation of Mr. Bentz is serving as the President of North Star Terminal & Stevedore Company. The principal occupation of Mr. Read is serving as the Chief Executive Officer of the Issuer.

(d)        No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         BitNile is organized under the laws of the State of Delaware. DP Lending is organized under the laws of the State of California. Messrs. Ault, Horne, Smith, Bentz and Read are citizens of the United States of America. The citizenship of the persons listed in Schedules A and B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by DP Lending were purchased with working capital in open market purchases. DP Lending expended an aggregate of $19,808.53 for the purchase of the Shares. The aggregate purchase price of the Note owned by BitNile and currently convertible into 1,307,692 Shares is $4,250,000. BitNile received (i) 2,920,085 Shares and (ii) 514.8 shares of Series F Preferred which are currently convertible into 3,960,043 Shares, in exchange for all of the outstanding shares of common stock of Gresham Worldwide, Inc. (“Gresham”) owned by BitNile, which BitNile valued at $28,309,623.63. The restricted stock units and stock options owned by Mr. Read were awarded to him in his capacity as an officer and/or director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In September 2022, upon the closing of the acquisition by the Issuer of Gresham from BitNile, the Issuer agreed to certain arrangements with regard to the composition of the Issuer’s Board of Directors, including the right of BitNile to appoint a majority of the members. Such arrangements are discussed in further detail in Item 6 and are incorporated herein by reference.

Messrs. Horne, Smith, Benz and Read are members of the Board of Directors of the Issuer. Mr. Read is also the Chief Executive Officer of the Issuer.

The Reporting Persons may vote its or his shares or otherwise cause the Issuer to enter into acquisitions and strategic partnerships to expand the business of the Issuer. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Issuer, working capital or a combination of both. It is the understanding of the Reporting Persons that one or more of the Reporting Persons have had discussions regarding the possibility of one or more companies affiliated with one or more of the Reporting Persons being acquired by the Issuer in the future.

CUSIP No. 375175106

Except as set forth above in this statement, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 5,931,582 Shares outstanding, which is the total number of Shares outstanding as of September 15, 2022, as reported by the Issuer to the Reporting Persons.

A.	BitNile Holdings, Inc.

(a)	As of the date of filing, BitNile may be deemed to beneficially own 6,895,028 Shares, consisting of (i) 14,900 shares of common stock held by DP Lending, (ii) 2,920,085 shares of common stock held by BitNile and (iii) 3,960,043 shares of common stock issuable upon conversion of 514.8 shares of Series F Preferred held by BitNile. This excludes 1,307,692 shares of common stock potentially issuable upon conversion of the Note. BitNile may not convert the Note, and the Issuer cannot effect any conversion of the Note in the event that such conversion would result in BitNile beneficially owning shares of common stock in excess of the Beneficial Ownership Limitation. BitNile may be deemed to beneficially own the Shares beneficially owned by DP Lending by virtue of its relationship with such entity described in Item 2.

Percentage: 69.7%

(b)	1. Sole power to vote or direct vote: 6,880,128

2. Shared power to vote or direct vote: 14,900

3. Sole power to dispose or direct the disposition: 6,880,128

4. Shared power to dispose or direct the disposition: 14,900

(c)	BitNile has not entered into any transactions in the Shares during the past sixty days, except that BitNile received 2,920,085 Shares of common stock and 514.8 shares of Series F Preferred on September 8, 2022 in exchange for delivering to the Issuer all of the outstanding shares of capital stock of Gresham.

B.	Digital Power Lending, LLC

(a)	As of the date of filing, DP Lending beneficially owns 14,900 Shares held directly by it.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,900

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,900

(c)	The transactions in the Shares by DP Lending during the past sixty days are set forth in Schedule C and are incorporated herein by reference. All of such transactions were effected in the open market.

CUSIP No. 375175106

C.	Milton C. Ault, III

(a)	As of the date of filing, Mr. Ault may be deemed to beneficially own 6,895,028 Shares, consisting of (i) 14,900 shares of common stock held by DP Lending, (ii) 2,920,085 shares of common stock held by BitNile and (iii) 3,960,043 shares of common stock issuable upon conversion of 514.8 shares of Series F Preferred held by BitNile. This excludes 1,307,692 shares of common stock potentially issuable upon conversion of the Note. BitNile may not convert the Note, and the Issuer cannot effect any conversion of the Note in the event that such conversion would result in BitNile beneficially owning shares of common stock in excess of the Beneficial Ownership Limitation. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by BitNile and DP Lending by virtue of his relationships with such entities described in Item 2.

Percentage: 69.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 6,895,028

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 6,895,028

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

D.	William B. Horne

(a)	As of the date of filing, Mr. Horne beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

E.	Robert O. Smith

(a)	As of the date of filing, Mr. Smith beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

F.	Jeffrey A. Bentz

(a)	As of the date of filing, Mr. Bentz beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bentz has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 375175106

G.	Jonathan R. Read

(d)	As of the date of filing, Mr. Read may be deemed to beneficially own 270,705 Shares, consisting of (i) 49,974 shares of common stock issuable upon vested restricted stock units and (ii) 202,731 shares of common stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 4.4%

(e)	1. Sole power to vote or direct vote: 270,705

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 270,705

4. Shared power to dispose or direct the disposition: 0

(f)	Mr. Read has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 27, 2021, the Issuer entered into a Share Exchange Agreement (“Exchange Agreement”) with BitNile and Gresham, which was a wholly owned subsidiary of BitNile. The Exchange Agreement provided that the Company would acquire all of the outstanding shares of capital stock of Gresham from BitNile in exchange for issuing to BitNile 2,920,085 Shares and 514.8 shares of Series F Preferred (the “Exchange Transaction”). Each share of Series F has a stated value of $25,000 and is convertible into such number of the Issuer's common stock equal to the stated value divided by the conversion price of $3.25. If BitNile elected to convert all of its Series F Preferred, it would result in the issuance of 3,960,043 Shares. Completion of the Exchange Transaction was subject to the approval of the Issuer’s shareholders and other customary closing conditions. The Exchange Transaction closed on September 8, 2022. Copies of the Exchange Agreement and the Certificate of Determination of the Series F Preferred are attached as exhibits hereto and are incorporated herein by reference.

On September 8, 2022, the Issuer entered into a Securities Purchase Agreement (“Purchase Agreement”) with BitNile, whereby the Issuer sold to BitNile the Note for $4.25 million. The Note is convertible, at BitNile’s option, at a conversion price of $3.25 per share. If BitNile elected to convert the Note, it would result in the issuance of 1,307,692 Shares. The Note shall automatically convert into common stock upon the earlier of: (i) a public offering of securities in which the Issuer receives net proceeds of at least $25 million (a “Qualified Offering”), in which case the conversion price shall be the price at which the common stock is sold to the public, provided however, that no underwriters' discounts or selling commissions shall be imposed on such conversion price; (ii) a public offering of securities that is not a Qualified Offering, in which case the conversion price shall be the price at which the common stock is sold to the public less a twenty-five percent (25%) discount; or (iii) February 14, 2023, in which case the conversion price shall be the ten-day trailing volume weighted average price of the shares of common stock on such date, less a twenty-five percent (25%) discount. Notwithstanding the foregoing, BitNile may not convert the Note, and the Issuer cannot effect any conversion of the Note in the event that such conversion would result in BitNile beneficially owning shares in excess of the Beneficial Ownership Limitation.

CUSIP No. 375175106

Pursuant to the Purchase Agreement, BitNile received the right to appoint four out of seven members of the Issuer’s Board of Directors. BitNile designated William B. Horne, Robert O. Smith, Jeffrey Bentz and Jonathan Read, who were all appointed effective September 8, 2022. Copies of the Purchase Agreement and Note are attached as exhibits hereto and are incorporated herein by reference.

On September 19, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among BitNile Holdings, Inc., Digital Power Lending, LLC, Milton C. Ault, III, William B. Horne, Robert O. Smith, Jeffrey A. Bentz and Jonathan R. Read dated September 19, 2022.

99.2	Share Exchange Agreement, dated December 27, 2021, by and among Giga-tronics Incorporated, BitNile Holdings, Inc. and Gresham Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 29, 2021).

99.3	Certificate of Determination of Series F Convertible Preferred Stock of Giga-tronics Incorporated (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed on August 29, 2022).

99.4	Securities Purchase Agreement, dated September 8, 2022, by and between Giga-tronics Incorporated and BitNile Holdings, Inc. (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed on September 14, 2022).

99.5	Senior Secured Convertible Promissory Note, dated September 8, 2022, issued by Giga-tronics Incorporated to BitNile Holdings, Inc. (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on September 14, 2022).

CUSIP No. 375175106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 19, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

DIGITAL POWER LENDING, LLC
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

/s/ Robert O. Smith
ROBERT O. SMITH

/s/ Jeffrey A. Bentz
JEFFREY A. BENTZ

/s/ Jonathan R. Read
JONATHAN R. READ

CUSIP No. 375175106

SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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CUSIP No. 375175106

SCHEDULE B

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Digital Power Lending, LLC	c/o Digital Power Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

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CUSIP No. 375175106

SCHEDULE C

Transactions in the Shares of Common Stock During the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	1,480	1.3372	07/22/2022
Purchase of Common Stock	3,520	1.2785	07/25/2022
Purchase of Common Stock	100	1.5642	07/26/2022
Purchase of Common Stock	2,700	1.3425	08/05/2022
Purchase of Common Stock	2,200	1.4913	08/09/2022
Purchase of Common Stock	2,215	1.2406	08/23/2022
Purchase of Common Stock	2,085	1.4465	08/24/2022
Purchase of Common Stock	800	1.1240	09/06/2022
Purchase of Common Stock	100	1.3595	09/08/2022
Sale of Common Stock	(300)	1.7733	09/09/2022

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